Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98105

February 5, 2021

Division of Corporation

Finance Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Brigitte Lippmann

Re:	Arrived Homes, LLC
Amendment No. 4 to Offering Statement on Form 1-A
Filed January 12, 2021
File No. 024-11325

Dear Ms. Lippmann,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 28, 2021, providing the Staff’s comments with respect to the Company’s offering statement on Amendment No. 4 to Offering Statement on Form 1-A. Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment No. 5”), and the Offering Statement Amendment No. 5 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	We note your response to our prior comment 1 and your disclosure of Projection Targets - Year 1 Summary and HouseCanary Value Forecast on your website and in your Testing the Waters Materials. Please tell us how you are able to support these projection amounts and forecasts. For example purposes only, please tell us your basis for projecting equity appreciation, focusing on each estimate and assumption inherent in this calculation. Refer to Part II (b) of Form 1-A for guidance.

Response: We have removed the projection targets and the HouseCanary Value Forecast information from our website pages and testing the waters materials. We are refiling the following, active testing the water exhibits with this information removed: Exhibit 13.2 (Soapstone Property), Exhibit 13.4 (Website Homepage), and Exhibit 13.6 (Pecan Property). We are also filing a new testing the waters exhibit – Exhibit 13.7 (Lierly Property).

2.	We note the testing the waters materials previously filed as Exhibits 13.5 and 13.6, which appeared to be portions of your publicly available website. Please file revised exhibits and also comply with Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

Response: Exhibit 13.5 is a reproduction of two social media advertisements that we published on Facebook and Instagram. When a viewer clicked on the “Learn More” button on each of these ads they were hyperlinked to our website home page which contained the required testing the waters Rule 255(b) legend. We published these two ads over a limited period of time, on the following dates: July 3, 2020 - July 11, 2020, July 23, 2020 - July 27, 2020, Sept 17, 2020 - Sept 25, 2020 and Oct 19, 2020, and we are no longer publishing these ads. Being that these ads are no longer in use and, in any case, the website home page to which they had linked has been revised to comply with the Staff’s earlier comments, we believe that there is no need to refile exhibit 13.5 in order to comply with Rule 255(d). With respect to Exhibit 13.6, we are refiling that exhibit as an exhibit to our Offering Statement Amendment No. 5, revised to comply with Rule 255(d).

The Series Properties, page 45

3.	We note your disclosure of anticipated operating expenses for each property. Please revise your disclosure to clarify, if true, the monthly range does not include amounts for capital expenditures for major repairs. Please disclose known anticipated significant capital expenditures, if any.

Response: We have revised our disclosure in the Offering Statement Amendment No. 5 to clarify that the monthly range of operating expenses does not include amounts for capital expenditures for major repairs. We have also disclosed that we currently do not anticipate any significant capital expenditures.

4.	Please tell us if the owner affiliate owns any additional properties that have not been acquired by the registrant. To the extent the owner affiliate owns such properties, please tell us if the registrant intends to acquire these properties.

Response: Currently, our owner affiliates do not own any additional properties that we have not acquired, although they may acquire additional properties in the future that we would then acquire. Under this method of property acquisition, the owner affiliate would undertake any required property repairs or capital expenditures so we would not have that cost burden once we acquire the property. In our offering circular, for each particular series property we disclose the owner affiliate purchase price, the costs, if any, incurred by the owner affiliate to repair and/or upgrade the property and the property purchase price to us from the owner affiliate. We also disclose these related party relationships for each property in the section of the offering circular titled “Interests of Management and Others in Certain Transactions” and there is a paragraph explaining the potential conflict of interest in the section of the offering circular titled “Conflicts of Interest.”

Unaudited Pro Forma Combined Financial Statements, page F-54

5.	We note you have acquired the Arrived Homes Series Patrick Property, the Arrived Homes Series Pecan Property, the Arrived Homes Series Plumtree Property, and the Arrived Homes Series Chaparral Property. Please tell us how you determined it was unnecessary to reflect these properties in your pro forma financial statements. Please refer to Part F/S of Form 1-A.

Response: Please note that in the Offering Statement Amendment No. 5 we have included the Arrived Homes Series Patrick Property, the Arrived Homes Series Pecan Property, the Arrived Homes Series Plumtree Property, and the Arrived Homes Series Chaparral Property in our pro forma financial statements.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2019, page F-57

6.	It appears that your Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2019 reflects only activity subsequent to the date the owner affiliate acquired the Arrived Homes Series Lierly LLC property and the Arrived Homes Series Soapstone LLC property. Please tell us how you determined it was unnecessary to include activity from the period beginning January 1, 2019 to the acquisition date by the owner affiliate. Reference is made to Part F/S of Form 1-A.

Response: We determined that it was unnecessary to include activity from the period beginning January 1, 2019 to the acquisition date by the owner affiliate because the Arrived Homes Series Lierly LLC property and the Arrived Homes Series Soapstone LLC property were each owner occupied prior to being acquired by our owner affiliate.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 727-470-3466 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ARRIVED HOMES, LLC

	By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer
cc: Paul C. Levites